IBSG INTERNATIONAL, INC.
1132 Celebration Blvd.
Celebration, FL 34747

June 1, 2007

Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549

Re:    IBSG International, Inc.
         Forms 8-K
  Filed May 25, 2007
         File No. 0-29587

Ladies and Gentlemen:

International Business Systems Group, Inc., a Florida corporation (the "Company"), hereby files this correspondence and responds to your comments in your letter dated May 31, 2007.

Form 8-K Filed May 25, 2007

1.
Please amend your filing to disclose that your previously issued financial statements that were subject to restatement can no longer be relied upon and the date of that conclusion. See paragraph (a)(1) of Item 4.02 of Form 8-K.

Response

We have revised the text as follows:

The Board of Directors, in reviewing the quarterly reports report on Form 10-QSB for the first and second quarters of 2006 determined that they could no longer be relied.  This conclusion was reached on  December 1, 2006.

The Board of Directors discussed its conclusions and the matters disclosed in this filing with the Company's auditors.

Consequently, the Form 10-QSB for the first and second quarters of 2006 was amended as of December 31, 2006 to restate the accompanying quarterly financial information.

2.
Please amend your filing to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing. See paragraph (a)(3) of Item 4.02.

Response

We have revised the text as follows:

The Board of Directors, in reviewing the quarterly reports report on Form 10-QSB for the first and second quarters of 2006 determined that they could no longer be relied.  This conclusion was reached on  December 1, 2006.

The Board of Directors discussed its conclusions and the matters disclosed in this filing with the Company's auditors.

Consequently, the Form 10-QSB for the first and second quarters of 2006 was amended as of December 31, 2006 to restate the accompanying quarterly financial information.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Date: June 1, 2007	By:	/s/ Michael Rivers
Dr. Michael Rivers
President